SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a)) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Zhone Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98950P108
(CUSIP Number)
David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co.
9 West 57th Street, Suite 4200
New York, New York 10019
(212) 750-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 1, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR-ZT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,959,375 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,959,375 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,959,375 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON *

OO

Page 2 of 15 pages.

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR 1996 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,959,375 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,959,375 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,959,375 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON *

PN

Page 3 of 15 pages.

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR Associates 1996, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,959,375 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,959,375 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,959,375 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON *

PN

Page 4 of 15 pages.

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) KKR 1996 GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,959,375 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,959,375 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,959,375 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON *

OO

Page 5 of 15 pages.

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		8,959,375 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,959,375 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,959,375 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON *

IN

Page 6 of 15 pages.

CUSIP No.	98950P108	13D

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS *

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		8,959,375 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,959,375 Shares

WITH	10	SHARED DISPOSITIVE POWER

-0- Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,959,375 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON *

IN

Page 7 of 15 pages.

     This Amendment No. 1 to Schedule 13D amends and supplements Items 2, 5 and 7 of the Statement on Schedule 13D filed on November 24, 2003, and is being filed to add Henry R. Kravis and George R. Roberts as additional reporting persons concurrently with filings being made as a result of a structural reorganization of KKR & Co. and its affiliates in connection with the combination of the businesses of KKR & Co. and its affiliates and KKR Private Equity Investors, L.P.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety to read as follows:
     This Schedule 13D is being filed jointly by KKR—ZT, LLC, a Delaware limited liability company (“KKR—ZT”), KKR 1996 Fund L.P., a Delaware limited partnership (“KKR Fund”), KKR Associates 1996, L.P., a Delaware limited partnership (“KKR Associates”), KKR 1996 GP LLC, a Delaware limited liability company (“KKR GP”), Henry R. Kravis and George R. Roberts (collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
     KKR Fund is the senior member of KKR—ZT. KKR Associates is the sole general partner of KKR Fund. KKR GP is the sole general partner of KKR Associates. The principal business of KKR—ZT is investing, directly or indirectly, in securities of Zhone. The principal business of each of KKR Fund, KKR Associates and KKR GP is investing, directly or indirectly through partnerships or other entities, in Zhone and other issuers. The address of the principal business and office of KKR—ZT, KKR Fund, KKR Associates and KKR GP is 9 West 57th Street, Suite 4200, New York, New York 10019.
     Messrs. Henry R. Kravis and George R. Roberts are managers of KKR GP. Messrs. Kravis and Roberts are each United States citizens, and the present principal occupation or employment of each is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), an alternative asset manager, and/or one or more of its affiliates, the address of which is 9 West 57th Street, Suite 4200, New York, New York 10019. The business address of Mr. Kravis is 9 West 57th Street, Suite 4200, New York, New York 10019 and the business address of Mr. Roberts is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.
     None of the Reporting Persons, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     KKR—ZT holds of record an aggregate of 8,959,375 shares of Zhone Common Stock. These shares represent approximately 5.9% of the outstanding shares of Zhone Common Stock, based on an aggregate of 151,070,297 shares of Zhone Common Stock outstanding as of July 31,
Page 8 of 15 pages.

2009, as reported in Zhone’s Quarterly Report on Form 10-Q (File No. 000-32743) filed with the Securities and Exchange Commission on August 7, 2009. As the senior member of KKR—ZT, KKR Fund may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR—ZT. As the sole general partner of KKR Fund, KKR Associates also may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR—ZT. As the sole general partner of KKR Associates, KKR GP also may be deemed to be the beneficial owner of such shares of Zhone Common Stock held by KKR—ZT. KKR GP, acting through each of KKR Associates, KKR Fund and KKR—ZT, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the 8,959,375 shares of Zhone Common Stock reported hereby.
     Each of Messrs. Kravis and Roberts, as managers of KKR GP, may be deemed to share beneficial ownership of any shares of Zhone Common Stock that KKR GP may beneficially own or be deemed to beneficially own, but disclaims beneficial ownership of these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any individual named in Item 2 above is the beneficial owner of the any shares of Zhone Common Stock reported hereby for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.
     Mr. James H. Greene, Jr. is an executive of KKR and/or one or more of its affiliates and also has been designated by KKR-ZT to serve on the board of directors of Zhone. Mr. Greene indirectly holds 48,784 shares of Zhone Common Stock through a family trust. Mr. Greene was previously granted 45,000 shares of restricted stock of which 15,000 shares vest in four equal annual installments beginning May 14, 2010; 15,000 shares vest in four equal annual installments beginning May 15, 2009; and 15,000 shares vest in 48 equal monthly installments beginning June 16, 2007. Within 60 days of the date hereof, 13,125 of such shares will be vested. Mr. Greene holds an option to purchase 111,175 shares of Zhone Common Stock which vest in 48 equal monthly installments beginning December 17, 2008. Within 60 days after the date hereof, options to purchase 27,793 shares of Zhone Common Stock will be vested. The shares of Zhone Common Stock beneficially owned by Mr. Greene represent less than 1% of the outstanding shares of Zhone Common Stock. Mr. Greene disclaims beneficial ownership of any shares of Zhone Common Stock that the Reporting Persons may beneficially own or be deemed to beneficially own.
     There have not been any transactions in the shares of Zhone Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.
     To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zhone Common Stock owned by KKR—ZT.
Item 7. Exhibits

Exhibit 1	Joint Filing Agreement dated October 13, 2009
Page 9 of 15 pages.

Exhibit 2	Power of Attorney dated February 28, 2002 (incorporated by reference to Exhibit 24.1 of Form 3 filed November 24, 2003)

Exhibit 3	Power of Attorney dated February 28, 2002 (incorporated by reference to Exhibit 24.1 of Form 3 filed November 24, 2003)
Page 10 of 15 pages.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2009	KKR-ZT LLC,

	By:	KKR 1996 Fund L.P.
	Its:	Senior Member

	By:	KKR Associates 1996, L.P.
	Its:	General Partner

	By:	KKR 1996 GP LLC
	Its:	General Partner

/s/ William J. Janetschek

	Name:	William J. Janetschek,
	Title:	Member

Dated: October 13, 2009	KKR 1996 Fund L.P.

	By:	KKR Associates 1996, L.P.
	Its:	General Partner

	By:	KKR 1996 GP LLC
	Its:	General Partner

/s/ William J. Janetschek

	Name:	William J. Janetschek,
	Title:	Member

Dated: October 13, 2009	KKR Associates 1996, L.P.

	By:	KKR 1996 GP LLC
	Its:	General Partner

/s/ William J. Janetschek

	Name:	William J. Janetschek,
	Title:	Member
Page 11 of 15 pages.

Dated: October 13, 2009	KKR 1996 GP LLC

/s/ William J. Janetschek

	Name:	William J. Janetschek,
	Title:	Member

Dated: October 13, 2009	Henry R. Kravis

/s/ William J. Janetschek

	Name:	William J. Janetschek,
	Title:	Attorney-in-Fact

Dated: October 13, 2009	George R. Roberts

/s/ William J. Janetschek

	Name:	William J. Janetschek,
	Title:	Attorney-in-Fact
Page 12 of 15 pages.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated October 13, 2009

Exhibit 2	Power of Attorney dated February 28, 2002 (incorporated by reference to Exhibit 24.1 of Form 3 filed November 24, 2003)

Exhibit 3	Power of Attorney dated February 28, 2002 (incorporated by reference to Exhibit 24.1 of Form 3 filed November 24, 2003)
Page 13 of 15 pages.